Exhibit 1.5

THIRD AMENDMENT TO AMENDED AND RESTATED DEALER MANAGER AGREEMENT

This THIRD AMENDMENT TO THE AMENDED AND RESTATED DEALER MANAGER AGREEMENT (this “Third Amendment”), effective as of September 30, 2016, is entered into by and among CARTER VALIDUS MISSION CRITICAL REIT II, INC., a Maryland corporation (the “Company”), CARTER VALIDUS ADVISORS II, LLC, a Delaware limited liability company (the “Advisor”) and SC DISTRIBUTORS, LLC, a Delaware limited liability company (the “Dealer Manager”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Dealer Manager Agreement (defined below).
WHEREAS, the Company, the Advisor and the Dealer Manager are parties to that certain Amended and Restated Dealer Manager Agreement, dated June 10, 2014, as amended from time to time (the “Dealer Manager Agreement”); and
WHEREAS, the Company, the Advisor and the Dealer Manager desire to further amend the Dealer Manager Agreement to, among other things: (i) clarify that following the Company’s determination of the estimated per share net asset value (“NAV”) of its Class A common stock and Class T common stock, the offering prices of Class A shares and Class T shares sold in the Primary Offering (defined below) and DRP (defined below) will be as set forth in the Prospectus (defined below), (ii) provide that the Company will update the estimated per share NAV of its Class A common stock and Class T common stock on at least an annual basis, and (iii) revise certain terms of the distribution and servicing fee payable in connection with Class T shares purchased in the Primary Offering.
NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment to the Preamble.
The first paragraph of the Preamble of the Dealer Manager Agreement is hereby amended and restated in its entirety as follows:
Ladies and Gentlemen:
Carter Validus Mission Critical REIT II, Inc. (the “Company”) is a Maryland corporation that elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2014. The Company is offering (a) up to $2,250,000,000 in Class A and Class T shares of common stock, $0.01 par value per share (the “Shares”), at an initial offering price of $10.00 per Class A Share and $9.574 per Class T Share, and after the Company determines an estimated per share NAV, at such offering price per Class A Share and per Class T Share as disclosed in the Prospectus (as defined in Section 1(a)) (subject to certain circumstances to discounts based upon the volume of shares purchased and for certain categories of purchasers), in the primary offering (the “Primary Offering”), and (b) up to $100,000,000 in Shares at an initial offering price of $9.50 per Class A Share and $9.095 per Class T Share for issuance through the Company’s distribution reinvestment plan, and after the Company determines an estimated per share NAV, at such offering price per Class A Share and per Class T Share as disclosed in the Prospectus) (the “DRP” and together with the Primary Offering, the “Offering”), all upon the other terms and subject to the conditions set forth in the Prospectus. The Company will provide an update of the estimated per share NAV of its Class A common stock and Class T common stock at least annually, at which time the Company’s board of directors may update the per share offering prices of Class A Shares and Class T Shares sold pursuant to the Primary Offering and DRP to reflect such updated estimated per share NAV amounts. The Company reserves the right to reallocate the Shares between the Primary Shares and the DRP Shares.

2.	Amendment to Section 4(b).
Section 4(b) of the Dealer Manager Agreement is hereby amended and restated in its entirety as follows:
4. DEALER MANAGER COMPENSATION
(b) DISTRIBUTION AND SERVICING FEE. Upon the terms set forth in the Prospectus, during the Primary Offering, and with respect to Class T Shares purchased in the Primary Offering only, the Company will pay to the Dealer Manager a distribution and servicing fee that accrues daily equal to 1/365th of up to 1.0% of the most recent offering price per Class T

Share on a continuous basis from year to year (the “Distribution and Servicing Fee”), for providing the services described in Exhibit A attached hereto; provided, however, that upon the termination of the Primary Offering, the Distribution and Servicing Fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T Share on a continuous basis from year to year.
The Company will pay the Distribution and Servicing Fee to the Dealer Manager on a monthly basis in arrears. The Dealer Manager may reallow the Distribution and Servicing Fee to Participating Broker-Dealers as marketing fees or to defray other distribution-related expenses. Such reallowance, if any, shall be determined by the Dealer Manager in its sole discretion based on factors including, but not limited to, the level of services that each such Participating Broker-Dealer performs, including ministerial, record-keeping, sub-accounting, stockholder services and other administrative services in connection with the distribution of the Class T Shares. The Dealer Manager’s reallowance of Distribution and Servicing Fees to a particular Participating Broker-Dealer shall be described in Schedule 1 to the Participating Broker-Dealer Agreement with such Participating Broker-Dealer.
The Company’s obligations to pay the Distribution and Servicing Fee to the Dealer Manager will survive until the earliest to occur of the following: (i) a listing of the Class T Shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from the Primary Offering, (iii) there are no longer any Class T Shares outstanding; or (iv) the fourth anniversary of the last day of the fiscal quarter in which the Primary Offering terminates. The Company will not pay to the Dealer Manager any Distribution and Servicing Fees with respect to the purchase of any Class A Shares or to Class T Shares purchased under the DRP.

3.	Governing Law.
The provisions of this Third Amendment shall be construed and interpreted in accordance with the laws of the State of Florida, and venue for any action brought with respect to any claims arising out of this Third Amendment shall be brought exclusively in Hillsborough County, Tampa.

4.	Counterparts.
This Third Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one instrument.
Except as expressly set forth herein, the Dealer Manager Agreement remains unmodified and unchanged and the parties hereto ratify and confirm the Dealer Manager Agreement as amended hereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Third Amendment effective as of the date first set forth above.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.
By:	/s/ John E. Carter
John E. Carter
Chief Executive Officer

CARTER VALIDUS ADVISORS II, LLC
By:	/s/ Lisa A. Drummond
Lisa A. Drummond
Chief Operating Officer and Secretary

SC DISTRIBUTORS, LLC
By:	/s/ Patrick Miller
Patrick Miller
President